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May 10, 2010

Via E-mail and EDGAR Transmission

Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quaker Investment Trust
File No. 333-165857

Dear Ms. Stirling:

On behalf of Quaker Investment Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registration Statement on Form N-14 (the “N-14”) that was filed on April 1, 2010 in connection with the proposed reorganization (the “Reorganization”) of the Pennsylvania Avenue Event-Driven Fund (the “Acquired Fund”) into the Quaker Event Arbitrage Fund (the “Surviving Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.             Comment: Under the “Comparison of the Investment Objectives and Strategies of the Funds” and the “Additional Information About the Surviving Fund and the Acquired Fund” sections, explain the differences between the investment objectives for the Acquired and Surviving Funds.

Response:  The Registrant will revise the first paragraph of the first section as follows:  “The Acquired Fund seeks to provide capital growth by engaging in investment strategies related to corporate “events,” such as mergers, reorganizations, bankruptcies or proxy fights.  The Surviving Fund seeks to provide long-term growth of capital.  Although stated differently, both Funds’ principal investment objective is to seek capital growth.”  Additionally, the Registrant will delete the discussion in the second section because it will be duplicative.

2.             Comment:  Under the “Comparison of the Investment Objectives and Strategies of the Funds” and the “Additional Information About the Surviving Fund and the Acquired Fund” sections, provide additional information about how the portfolio manager selects securities with respect to each principal investment strategy.

Response:  The Registrant will make the requested change by revising the principal strategies discussion to be consistent with the revisions that were made to its post-effective amendment registering

Linda Stirling
May 10, 2010

shares of the Surviving Fund.  Additionally, the Registrant will delete the discussion in the second section because it will be duplicative.

3.             Comment:  Explain why the “Other expenses” for the Surviving Fund will be significantly less than for the Acquired Fund and why the “Acquired fund fees and expenses” will be double for the Surviving Fund.

Response:  The Registrant anticipates that the Surviving Fund’s “Other expenses” will be significantly less than the Acquired Fund because the Surviving Fund will be part of a family of funds with approximately $675 million in assets under management versus the approximately $3 million in assets under management of the Acquired Fund.  Due to the larger size of the Quaker family of funds, the contractual rates for the Surviving Fund’s service provider arrangements will be significantly lower than for the Acquired Funds.  Consequently, the Surviving Fund is expected to operate more cost effectively than the Acquired Fund because the Quaker family of fund’s benefits from economies-of-scale not available to a single series trust like the Pennsylvania Avenue Funds.

                With respect to the “Acquired fund fees and expenses” that the Surviving Fund is expected to pay, the Registrant erroneously stated in its N-14 that these fees and expenses are expected to be 6 basis points.  The Registrant believes that such fees should continue to be approximately 3 basis points.

4.             Comment:  Revise the comparative fee table to comply with the new summary section requirements of Form N-1A; in particular, if the Acquired Fund’s fee waivers are voluntary, remove that information from the fee table.

Response:  The Registrant will revise the comparative fee table as follows:

Shareholder Fees (fees paid directly from your investment)		PA Avenue Event-Driven Fund		Pro Forma –Quaker Event Arbitrage Fund (Class A Shares) after Reorganization
Maximum Sales Charge (Load) Imposed on Purchases		None		5.50%1
Redemption Fee (for shares held less than 90 days)		2.00		None
Annual Fund Operating Expenses (expenses deducted from Fund assets)
Investment Advisory Fees		1.00%		1.30%
Distribution (12b-1) Fees		0.25%		0.25%
Dividend expense on securities sold short	0.41%		None
Other Expenses	2.22%		0.34%
Total other expenses		2.63%		0.34%
Acquired Fund Fees and Expenses2		0.03%		0.03%
Total Annual Fund Operating Expenses		3.91%		1.92%

Linda Stirling
May 10, 2010

1
The front-end sales charge will be waived for all Acquired Fund shareholders receiving Surviving Fund shares in connection with the Reorganization and any future purchases of Class A Shares of the Surviving Fund made by shareholders of the Acquired Fund, including reinvested dividends.

2
The “Total Annual Fund Operating Expenses” will not correlate to the ratio of expenses to average net assets in the Acquired Fund’s Financial Highlights, which reflect operating expenses and do not include “Acquired Fund Fees and Expenses.”  Acquired Fund Fees and Expenses for the Surviving Fund are based on estimated amounts for the current fiscal year.

The Registrant notes that because the fee waivers for the Acquired Fund are intended to be voluntary, the last two lines of the fee table that were included in the N-14, and which showed the waiver amount and the net operating expenses after waivers, have been removed from the fee table as shown above.  Moreover, the Registrant also notes that there are not expected to be any dividend expenses on securities sold short for the Surviving Fund because:  (i) the Surviving Fund’s investment adviser will actively seek to prevent such expenses by more proactively managing the Fund’s short positions; (ii) unlike the Acquired Fund, the Surviving Fund will have a percentage limit on the amount of short selling it may undertake; and (iii) engaging in short sales will not be a principal investment strategy of the Surviving Fund.

5.             Comment:  Confirm that the footnote to the expense example should be included.

Response:  The Registrant’s Staff accounting reviewer did not comment on the inclusion of the footnote.  In fact, the Registrant was directed by the Staff in a previous proxy statement/prospectus that had a similar front-end sales load waiver to provide the after waiver information in a footnote.

6.             Comment:  Confirm whether shareholders of the Acquired Fund have the option to convert the Class A of the Surviving Fund, which will be received in connection with the Reorganization, to the Surviving Fund’s Institutional Class.

Response:  This option will not be offered.  Accordingly, the language stating that such an exchange will be offered will be deleted from the N-14.

7.             Comment:  Under the “Comparison of Purchase and Redemption Procedures; Exchange Procedures; Dividends, Distributions and Pricing” section, revise the chart showing how each Fund prices its shares and values its portfolio securities so that it briefly summarizes any differences.

Response:  The requested change will be made.

8.             Comment:  Under the “Additional Information About the Surviving Fund and the Acquired Fund” section, provide the title for, and length of service of, the portfolio manager for the Acquired Fund and the Surviving Fund.

Response:  The requested change will be made.

9             Comment:  Highlight any differences in the Acquired Fund’s and Surviving Fund’s fundamental investment limitations.

Response:  Under the “Additional Information About the Surviving Fund and the Acquired Fund – Comparison of Fundamental Investment Policies” section, the Registrant will highlight any differences in the fundamental investment limitations described in the chart.

Linda Stirling
May 10, 2010

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the N-14; (ii) Staff comments on the N-14, or changes to the N-14 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the N-14; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the N-14.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Timothy Richards
Quaker Funds, Inc.